EXHIBIT 99.15
                                                                   -------------



                                        April 25, 2003

                                        Project 1035903


Mr. Gordon Dolph
VIKING MANAGEMENT LTD.
400, 330 - 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

Dear Sir:
                           RE:  VIKING KEYWEST INC.
                                CORPORATE EVALUATION
                                COMPANY LOOK-AHEAD ANALYSIS AT MARCH 1, 2003
                                --------------------------------------------

Gilbert Laustsen Jung Associates Ltd. has completed an independent reserves determination and before income tax economic analysis of Viking KeyWest Inc. oil and gas properties. This evaluation is an update of an evaluation prepared for KeyWest Energy Corporation (KeyWest) effective October 1, 2002. In this evaluation certain properties were updated for drilling, development and production. These properties are discussed in the Evaluations Procedure section of this report. The balance of the properties were "looked-ahead" by removing forecast production, revenue and expenses between October 1, 2002, and March 1, 2003, and rerunning the economic forecasts with March 1, 2003, as the new effective date. Refer to the KeyWest evaluation effective October 1, 2002, for individual property report documentation.

This report has been prepared for Viking KeyWest Inc. for the purposes of a corporate evaluation. No part of this report should be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete contents of the report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.


                                        Yours very truly,

                                        GILBERT LAUSTSEN JUNG
                                        ASSOCIATES LTD.

                                        ORIGINALLY SIGNED BY

                                        Wayne W. Chow, P. Eng.
                                        Vice-President

WWC/memd
Attachments

                   INDEPENDENT PETROLEUM CONSULTANTS' CONSENT


The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the VIKING KEYWEST INC. Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is MARCH 1, 2003.

In the course of the evaluation, Viking KeyWest Inc. provided Gilbert Laustsen Jung Associates Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, was obtained from public records, other operators and from Gilbert Laustsen Jung Associates Ltd. nonconfidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. Gilbert Laustsen Jung Associates Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.


--------------------------------------------------
                 PERMIT TO PRACTICE
      GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

Signature:   ORIGINALLY SIGNED BY KEITH M. BRAATEN
             -------------------------------------
Date:              APRIL 25, 2003
      --------------------------------------------

            PERMIT NUMBER:  P 2066

  The Association of Professional Engineers,
    Geologists and Geophysicists of Alberta
--------------------------------------------------



                                                  ORIGINALLY SIGNED BY
                                                      HARRY JUNG
                                           -------------------------------------
                                           Gilbert Laustsen Jung Associates Ltd.

                                  INTRODUCTION


Gilbert Laustsen Jung Associates Ltd. (GLJ) was commissioned by Viking KeyWest Inc. to prepare an independent determination of its corporate reserves which is an update of a report prepared for KeyWest Energy Corporation, effective October 1, 2002. The evaluation was initiated in February 2003 and completed by mid-March 2003. Viking KeyWest Inc. provided the land, accounting data and recent engineering and geological data upon which this evaluation is based; most other information was available from public sources. Accounting and engineering data available to approximately February 2003, has been incorporated in this evaluation.

The locations of the most significant reserves properties are indicated on the attached index map.

The evaluation was conducted on the basis of the GLJ April 1, 2003, price forecast. Property reports and the Summary section present the results with the GLJ April 1, 2003, pricing.

Reserves and present value estimates as well as production/revenue projections for various reserves categories for both individual properties and consolidations of all properties are provided in the tabbed sections of this Summary Report. Additionally, discussion is provided with respect to reserves definitions, evaluation procedures and price/market forecasts.

The effect on projected revenues of Viking Keywest Inc.'s hedging activity as of January 1, 2003, has not been included in the cash flow projections.

Overhead recoveries which were not reflected in the individual properties have been included as a cashflow stream in the corporate consolidations. This evaluation does not incorporate well and facility abandonment costs, general and administrative (G&A) costs and overhead recovery.

Undeveloped land values have not been included in this evaluation.

Supplementary information for the following tables is included on the accompanying CD version of the Corporate Summary report:

         o        Average First Year Company Oil Equivalent Value;
         o        Company Daily Production by Product;
         o        Company Annual Operating Costs;
         o        Company Annual Capital Expenditures;
         o        Company Annual Undiscounted Cash Flow.

                              RESERVES DEFINITIONS



PROVED / PROBABLE / ESTABLISHED / POSSIBLE

Reserves are evaluated by Gilbert Laustsen Jung Associates Ltd. (GLJ) in accordance with the following definitions, which meet guidelines set out by Canadian Securities regulatory authorities (National Policy 2-B):

PROVED RESERVES: Those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

PROBABLE RESERVES: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

ESTABLISHED RESERVES: Proved reserves plus 50 percent probable reserves.

POSSIBLE RESERVES: Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

DEVELOPMENT AND PRODUCTION STATUS

GLJ has divided the proved and probable reserves into producing and nonproducing categories and has further subdivided proved nonproducing reserves into developed nonproducing and undeveloped subcategories, in accordance with the following criteria:

PRODUCING RESERVES: Those reserves that are actually on production or, if not producing, that could be recovered from existing wells and facilities and where the reasons for the current nonproducing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is a well or zone which is capable but is shut-in because its deliverability is not required to meet contract commitments. If reserves are currently shut-in, the date of resumption of production must be known with reasonable certainty.

NONPRODUCING RESERVES: Those reserves that are not currently producing either due to lack of facilities and/or markets.

The nonproducing category may be subdivided into developed and undeveloped (GLJ presents these subcategories only for proved reserves):

         DEVELOPED NONPRODUCING RESERVES: Nonproducing reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

         UNDEVELOPED RESERVES: Those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the producing and nonproducing categories, or to subdivide the reserves for the pool between developed and undeveloped. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

EVALUATED RESERVES CATEGORIES

Production/revenue projections are prepared on an unrisked basis for each of the following main reserves categories:

         Proved Producing
         Proved Developed Nonproducing
         Proved Undeveloped
         Total Proved
         Proved Plus Probable Producing
         Total Proved Plus Probable

where "Total Proved" and "Total Proved Plus Probable" represent the sum of the producing, developed nonproducing and undeveloped reserves. Other reserves categories are presented within this summary report for analysis convenience and are determined by difference. GLJ evaluates the possible reserves component only when specifically requested to do so.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved and proved plus probable reserves in recognition of the existing level of development and the existing depletion strategy. Incremental nonproducing (developed nonproducing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

                              EVALUATION PROCEDURE

                                TABLE OF CONTENTS



INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

ECONOMIC PARAMETERS

LIST OF ABBREVIATIONS

                              EVALUATION PROCEDURE


The following outlines the methodology employed by GLJ in conducting the evaluation of the Viking KeyWest Inc. oil and gas properties.

This evaluation was originally conducted on behalf of KeyWest Energy Corporation effective October 1, 2002. The following properties:

         Bassano                        Bashaw D-2G Unit
         Bashaw Non-Unit                Chin Coulee
         Bashaw D-3A Unit No. 1         Greencourt
         Bashaw D-2L Unit

were updated for drilling, development and production with an effective date of March 1, 2003. The balance of the properties were "looked-ahead" by removing the forecast production, expenses and revenues between October 1, 2002 and March 1, 2003 and then the economic forecasts were rerun with an effective date of March 1, 2003.

A brief discussion of the properties that were updated with new technical data follows:

BASANO

o    Drilling additions included for 6 wells.

o    Main Pool, 06/09-13, 05/10-13, 07/16-14 and 05/12-13-020-20W4, increased pool recovery factor by 2.5 percent or 439 MSTB.

o    South Wells:  02/05-18 and 02/06-18-020-19W4

o 220 MSTB proved producing, 110 MSTB total proved (one Pud location included in previous evaluation), 244 MSTB proved plus probable producing based on volumetric estimates.

Note: 02/05-18 will be equipped as a water injector, assumed reserves from this well will be swept to offsetting wells.

BASHAW D-3A UNIT NO. 1

o Moved previous assigned nonproducing reserves for one well from the PROVED UNDEVELOPED LOCATIONS group to producing reserves for the new well at 00/14-06-042-22W4/0.

o 150 and 175 MSTB gross original recoverable reserves in the proved producing and proved plus probable producing reserves categories, respectively.

o Removed spent capital for one new location from the nonproducing PROVED UNDEVELOPED LOCATIONS group.

BASHAW NON-UNIT

o    Recompletion done on well 02/06-09-041-23W4/0

o Moved previously assigned probable producing reserves (25 MSTB) to proved producing and added additional probable producing reserves (25 MSTB).

o    Removed spent capital.

BASHAW D-2G UNIT

Recompletions

o    ESP optimization done on well 00/02-01-041-23W4/0.

o    Recompletion done on well 00/05-13-041-23W4/0.

o    Acid stimulation done on well 00/12-13-041-23W4/0.

o Moved previously assigned nonproducing reserves to producing reserves for three recompletions to the above three wells (50 and 75 MSTB/well proved producing and proved plus probable producing, respectively).

o Removed spent capital for three recompletions from the nonproducing RECOMPLETIONS group.

Infills

o Moved previous assigned nonproducing reserves for one well from the INFILL WELLS group to producing reserves for the new well at 00/03-13-041-23W4/0.

o 200 and 250 MSTB gross original recoverable reserves in the proved producing and proved plus probable producing reserves categories, respectively.

o Removed spent capital for one new drill from the nonproducing INFILL WELLS group.

WORKING INTEREST

o    Added additional working interest (0.604731%).

BASHAW D-2L UNIT

Recompletions

o    ESP optimization done on well 00/04-30-040-22W4/0.

o Moved previous assigned nonproducing reserves to producing reserves (37.5 and 62.5 MSTB proved producing and proved plus probable producing, respectively).

o Removed spent capital for one recompletion from the nonproducing RECOMPLETIONS group.

Infills

o Moved previous assigned nonproducing reserves for one well from the INFILL WELLS group to producing reserves for the new well at 00/13-36-040-23W4/0.

o 150 and 200 MSTB gross original recoverable reserves in the proved producing and proved plus probable producing reserves categories, respectively.

o Removed spent capital for one new drill from the nonproducing INFILL WELLS group.

Working Interest

o    Added additional working interest (5.17359%).

CHIN COULEE

Sawtooth B Pool

o    Four wells drilled in 2002:
     -   03/13-36-007-15W4
     -   03/06-12-008-15W4
     -   02/07-12-008-15W4
     -   02/16-02-008-15W4

o    Moved previously assigned nonproducing reserves to producing reserves.

o 273.5 and 383.0 MSTB (68.4 and 95.7 MSTB/well) proved producing and proved plus probable producing, respectively.

o    Removed spent capital in the nonproducing cases.

o Assigned proved nonproducing and proved plus probable nonproducing reserves to five additional locations.

o 273.5 and 328.3 MSTB (54.7 and 65.7 MSTB/well) proved and proved plus probable nonproducing, respectively.

Sawtooth C Pool

o    No Change

Sawtooth D Pool

o    No Change

GREENCOURT

o    New drill at 00/10-03-059-06W5/0.

o Assigned proved nonproducing and proved plus probable nonproducing reserves of 770 and 866 MMCF, respectively.

o    Assigned M$50 to tie-in well.


INTEREST DESCRIPTIONS

Viking KeyWest Inc. provided GLJ with current land interest information. These descriptions were accepted as represented with no further investigation by this firm.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by Viking KeyWest Inc. or were obtained from other operators, public records or GLJ nonconfidential files.


ACCOUNTING SUMMARY

Viking KeyWest Inc. provided GLJ with available accounting data on a property basis and for the corporate total for the period January 1, 2002, to October 31, 2002. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Viking KeyWest Inc. property.


PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected or unless there was a significant contract deficiency.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

         o        proximity to existing facilities

         o        plans of the operator

         o        economics


ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)   The effective date is March 1, 2003.

b) Operating and capital costs were estimated in 2003 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a mid-year discount factor of 12.0 percent with all values discounted annually to March 1, 2003, on a calendar year basis.

d) Property evaluations were prepared using a 20 percent corporate effective rate for all properties. At the consolidation level, the corporate effective rate was calculated to reflect the results of our evaluation.

e) Alberta gas cost allowance (AGCA) and Royalty credits under the Alberta Royalty Tax Credit (ARTC) plan have not been included in this analysis.

f)   Field level overhead charges have been included.

g)   Viking KeyWest Inc. office G&A costs have not been included.

h) Well abandonment and lease reclamation costs for wells with reserves have not been included. Additional abandonment and reclamation costs associated with non-reserves wells and facility abandonment and reclamation expenses have not been included in this analysis.

i)   The Saskatchewan Resource Surcharge was not included.


LIST OF ABBREVIATIONS

--------------------------------------------------------------------------------
AOF               absolute open flow
--------------------------------------------------------------------------------
ARTC              Alberta Royalty Tax Credit
--------------------------------------------------------------------------------
BBL               barrels
--------------------------------------------------------------------------------
BCF               billion cubic feet of gas at standard conditions
--------------------------------------------------------------------------------
BOE               barrel of oil equivalent, in this evaluation determined using
                  6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur
--------------------------------------------------------------------------------
BOPD              barrels of oil per day
--------------------------------------------------------------------------------
BTU               British thermal units
--------------------------------------------------------------------------------
BWPD              barrels of water per day
--------------------------------------------------------------------------------
DSU               drilling spacing unit
--------------------------------------------------------------------------------
GCA               gas cost allowance
--------------------------------------------------------------------------------
GOC               gas-oil contact
--------------------------------------------------------------------------------
GOR               gas-oil ratio
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GORR              gross overriding royalty
--------------------------------------------------------------------------------
GWC               gas-water contact
--------------------------------------------------------------------------------
MBBL              thousand barrels
--------------------------------------------------------------------------------
MBOE              thousand BOE
--------------------------------------------------------------------------------
MCF               thousand cubic feet of gas at standard conditions
--------------------------------------------------------------------------------
MLT               thousand long tons
--------------------------------------------------------------------------------
M$                thousand Canadian dollars
--------------------------------------------------------------------------------
MM$               million Canadian dollars
--------------------------------------------------------------------------------
MMBBL             million barrels
--------------------------------------------------------------------------------
MMBOE             million BOE
--------------------------------------------------------------------------------
MMBTU             million British thermal units
--------------------------------------------------------------------------------
MMCF              million cubic feet of gas at standard conditions
--------------------------------------------------------------------------------
MRL               maximum rate limitation
--------------------------------------------------------------------------------
MSTB              thousand stock tank barrels
--------------------------------------------------------------------------------
MMSTB             million stock tank barrels
--------------------------------------------------------------------------------
NGL               natural gas liquids (ethane, propane, butane and condensate)
--------------------------------------------------------------------------------
NPI               net profits interest
--------------------------------------------------------------------------------
OGIP              original gas-in-place
--------------------------------------------------------------------------------
OOIP              original oil-in-place
--------------------------------------------------------------------------------
ORRI              overriding royalty interest
--------------------------------------------------------------------------------
OWC               oil-water contact
--------------------------------------------------------------------------------
P&NG              petroleum and natural gas
--------------------------------------------------------------------------------
psia              pounds per square inch absolute
--------------------------------------------------------------------------------
psig              pounds per square inch gauge
--------------------------------------------------------------------------------
PVT               pressure-volume-temperature
--------------------------------------------------------------------------------
RLI               reserves life index, calculated by dividing reserves by the forecast of first year production.
--------------------------------------------------------------------------------
SCF               standard cubic feet
--------------------------------------------------------------------------------
STB               stock tank barrel
--------------------------------------------------------------------------------
WI                working interest
--------------------------------------------------------------------------------
WTI               West Texas Intermediate
--------------------------------------------------------------------------------

                       PRODUCT PRICE AND MARKET FORECASTS
                                  APRIL 1, 2003


Gilbert Laustsen Jung Associates Ltd. has prepared its April 1, 2003, price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The accuracy of all factual data from all sources has been accepted as represented without detailed investigation by Gilbert Laustsen Jung Associates Ltd. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

                          CERTIFICATES OF QUALIFICATION

                                TABLE OF CONTENTS



                                Wayne W. Chow
                                Fred J. Heroux
                                Todd J. Ikeda
                                Bryan M. Joa
                                T. Mark Jobin
                                Mano M. Catania
                                Grant R. Schoenberger

                         CERTIFICATION OF QUALIFICATION


I, Wayne W. Chow, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Viking KeyWest Inc. The effective date of this evaluation is March 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Viking KeyWest Inc. or its affiliated companies.

3. That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Mechanical Engineering in 1977; that I am a Registered Professional Engineer in the Province of Alberta, with in excess of twenty-five years experience in engineering evaluations of Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Viking KeyWest Inc. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                       Wayne W. Chow, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Fred J. Heroux, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Viking KeyWest Inc. The effective date of this evaluation is March 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Viking KeyWest Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1987; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of fifteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Viking KeyWest Inc. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                      Fred J. Heroux, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Todd J. Ikeda, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Viking KeyWest Inc. The effective date of this evaluation is March 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Viking KeyWest Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Degree in Petroleum Engineering in 1990; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of eleven years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Viking KeyWest Inc. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                       Todd J. Ikeda, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Bryan M. Joa, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Viking KeyWest Inc. The effective date of this evaluation is March 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Viking KeyWest Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eighteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Viking KeyWest Inc. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                       Bryan M. Joa, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, T. Mark Jobin, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Viking KeyWest Inc. The effective date of this evaluation is March 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Viking KeyWest Inc. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1984 with a Bachelor of Science Degree in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of eighteen years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Viking KeyWest Inc. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                      T. Mark Jobin, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Mano M. Catania, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Viking KeyWest Inc. The effective date of this evaluation is March 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Viking KeyWest Inc. or its affiliated companies.

3. That I attended the University of Regina where I graduated with a Bachelor of Applied Science Degree in Industrial Systems Engineering in 1995; that I am a Registered Professional Engineer; and, that I have in excess of five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Viking KeyWest Inc. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                      Mano M. Catania, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Grant R. Schoenberger, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Viking KeyWest Inc. The effective date of this evaluation is March 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Viking KeyWest Inc. or its affiliated companies.

3. That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1997; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Viking KeyWest Inc. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                  ------------------------------
                                                  Grant R. Schoenberger, P. Eng.